UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

**[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

DENMARK BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	**39-1472124**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices, zip code)

(920) 863-2161
(Registrant's telephone number, including area code)

(Former name, address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.   See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
___ Large accelerated filer   **X   Accelerated filer**
___ Non-accelerated filer   ___ Smaller reporting company
    (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes [ ] No [X]

As of August 7, 2009, there were 119,053 shares of the registrant's common stock (no par value) outstanding.

DENMARK BANCSHARES, INC.
TABLE OF CONTENTS

Quarterly Report on Form 10-Q
For The Quarter Ended June 30, 2009

Item 1. Financial Statements

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	June 30, 2009	December 31, 2008
	(Unaudited)	
Assets		
Cash and due from banks	$11,687,021	$11,226,114
Federal funds sold	5,000,000	9,219,000
Investment Securities		
Available-for-sale, at fair value	25,322,454	36,768,025
Held-to-maturity, at cost	34,709,578	36,262,650
Total Investment Securities	$60,032,032	$73,030,675
Loans	298,063,667	300,781,438
Allowance for credit losses	(6,606,215)	(6,355,857)
Net Loans	$291,457,452	$294,425,581
Loans held for sale	927,104	0
Premises and equipment, net	7,695,849	7,956,931
Other investments, at cost	6,080,855	4,957,198
Accrued interest receivable	1,451,830	1,602,547
Other assets	12,328,841	11,654,314
TOTAL ASSETS	$396,660,984	$414,072,360
Liabilities		
Deposits		
Noninterest-bearing	$30,991,268	$39,806,286
Interest-bearing	261,644,667	266,195,161
Total Deposits	$292,635,935	$306,001,447
Short-term borrowings	18,333,003	22,415,067
Accrued interest payable	673,600	766,298
Other liabilities	2,325,834	1,812,388
Long-term debt	31,850,000	30,850,000
Total Liabilities	$345,818,372	$361,845,200
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; outstanding 119,053	$18,173,975	$18,173,975
Treasury stock, at cost (2,477 shares)	(2,067,385)	(2,067,385)
Paid in capital	469,986	469,986
Retained earnings	36,718,073	37,161,287
Accumulated other comprehensive loss	(2,452,037)	(1,510,703)
Total Stockholders' Equity	$50,842,612	$52,227,160
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$396,660,984	$414,072,360

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income

(Unaudited)

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Interest Income				
Loans including fees	$4,490,170	$5,103,643	$9,059,092	$10,605,310
Investment securities:				
Taxable	421,422	435,908	925,951	831,694
Exempt from federal tax	456,250	464,379	929,342	928,949
Interest on federal funds sold	0	30,114	2,267	82,420
Other interest income	5,606	16,250	18,990	59,985
	$5,373,448	$6,050,294	$10,935,642	$12,508,358
Interest Expense				
Deposits	$1,288,859	$1,966,752	$2,707,953	$4,338,342
Short-term borrowings	53,964	98,262	121,847	282,039
Long-term debt	323,416	339,323	637,053	634,045
	$1,666,239	$2,404,337	$3,466,853	$5,254,426
Net interest income	$3,707,209	$3,645,957	$7,468,789	$7,253,932
Provision for Credit Losses	1,535,000	175,000	2,535,000	325,000
Net interest income after				
provision for credit losses	$2,172,209	$3,470,957	$4,933,789	$6,928,932
Other Income				
Service fees and commissions	$233,748	$170,841	$435,979	$351,879
Loan sale gains	109,089	16,248	159,934	43,483
Investment security gains	38,444	0	38,444	0
Other	148,818	202,919	310,568	349,632
	$530,099	$390,008	$944,925	$744,994
Other-than-Temporary Impairment Losses, Net				
Total other-than-temporary impairment losses	($311,301)	$0	$2,774,866	$0
Amount in other comprehensive income, before taxes	311,301	0	(2,462,150)	0
	$0	$0	$312,716	$0
Other Expense				
Salaries and employee benefits	$1,499,880	$1,636,554	$3,113,159	$3,225,612
Occupancy expenses	265,847	316,675	566,071	662,525
FDIC Insurance	145,000	60,000	410,000	120,000
Data processing expenses	186,777	169,329	315,264	340,075
Professional fees	110,511	93,447	225,235	190,874
Amortization of intangibles	48,098	48,098	96,196	96,196
Loss on sale of other real estate	45,048	28,925	70,107	139,484
Other real estate expenses	104,696	56,982	159,310	109,819
Other operating expenses	237,075	229,622	477,884	447,600
	$2,642,932	$2,639,632	$5,433,226	$5,332,185
Income before income taxes	$59,376	$1,221,333	$132,772	$2,341,741
Income tax (benefit) expense	(118,313)	253,903	(287,148)	117,435
NET INCOME	$177,689	$967,430	$419,920	$2,224,306
Per Share				
Net income	$1.50	$8.12	$3.53	$18.68
Dividends declared	$7.25	$7.25	$7.25	$7.25
Weighted average shares outstanding	119,053	119,053	119,053	119,053

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc.
Consolidated Statement of Changes in Stockholders' Equity
(Unaudited)

| | Common Stock | | Paid in | Retained | Accumulated Other Comprehensive | |
	Shares	Amount	Capital	Earnings	Income	Total
Balance, December 31, 2008	119,053	$16,106,590	$469,986	$37,161,287	($1,510,703)	$52,227,160
Comprehensive income						
Net income				419,920		419,920
Other comprehensive loss, net of tax						
Change in unrealized loss on securities available-for-sale, net of reclassifcation adjustment (1)					(941,334)	(941,334)
Total comprehensive loss						($521,414)
Cash dividends, $7.25 per share				(863,134)		(863,134)
Balance, June 30, 2009	119,053	$16,106,590	$469,986	$36,718,073	($2,452,037)	$50,842,612

(1) Disclosure of reclassification amount:

Unrealized losses arising during the period	(1,868,057)
Plus: Tax benefit on unrealized losses	737,123
Plus: Reclassification adjustment for losses realized and included in net income	312,716
Plus: Reclassification adjustment for tax benefit on realized losses	(123,116)
Net unrealized losses on securities	(941,334)

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	For the Six Months Ended June 30,	
	2009	2008
Cash Flows from Operating Activities:		
Net income	$419,920	$2,224,306
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation	280,825	338,124
Provision for credit losses	2,535,000	325,000
Amortization of intangibles	96,196	96,196
Gains on sales of loans	(159,934)	(43,483)
Loss on sale of assets	30,663	139,666
Loss on investment securities impairment writedowns	312,716	0
Amortization of bond premium	20,876	31,430
Accretion of bond discount	(241,046)	(204,106)
Mortgage loans originated for sale	(15,437,623)	(4,571,031)
Proceeds from sale of mortgage loans	14,510,519	4,045,195
Income from bank owned life insurance	(135,332)	(121,280)
Decrease (increase) in interest receivable	150,717	118,982
Decrease in interest payable	(92,698)	(242,239)
Other, net	196,502	(317,540)
Net Cash Provided by Operating Activities	$2,487,301	$1,819,220
Cash Flows from Investing Activities:		
Maturities of held-to-maturity securities	$1,615,000	$2,655,000
Maturities and sales of available-for-sale securities	15,699,967	8,822,479
Purchases of available-for-sale securities	(5,925,768)	(29,467,419)
Purchases of held-to-maturity securities	0	(2,425,413)
Money market mutual funds, net	(1,123,657)	349,731
Federal funds sold, net	4,219,000	14,211,000
Proceeds from sale of foreclosed assets	551,593	1,706,837
Net decrease in loans made to customers	267,924	13,328,658
Capital expenditures	(19,743)	(41,091)
Net Cash Provided by Investing Activities	$15,284,316	$9,139,782
Cash Flows from Financing Activities:		
Net decrease in deposits	($13,365,512)	($10,745,674)
Dividends paid	(863,134)	(857,182)
Debt proceeds	8,710,954	14,438,578
Debt repayments	(11,793,018)	(13,502,849)
Net Cash Used by Financing Activities	($17,310,710)	($10,667,127)
Net increase in cash and cash equivalents	$460,907	$291,875
Cash and cash equivalents, beginning	11,226,114	10,631,937
CASH AND CASH EQUIVALENTS, ENDING	$11,687,021	$10,923,812
Noncash Investing Activities:		
Loans transferred to foreclosed properties	$325,138	$1,243,463
Supplemental Cash Flow Disclosures:		
Cash paid for interest	$2,807,163	$5,382,670
Cash paid for income taxes	30,154	538,818
The accompanying notes are an integral part of these financial statements.		

Denmark Bancshares, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
(Unaudited)

NOTE 1 – FINANCIAL STATEMENTS

The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. ("DBI"), its results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. Management has evaluated subsequent events as they relate to the financial statements as of August 7, 2009. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in DBI's latest annual report on Form 10-K. DBI's subsidiaries are Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC"), and DBI Properties, Inc. ("Properties"). DBI Properties, Inc. was formed in February 2009 but there is no material activity included in these financial statements related to this entity.

Reclassifications – Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform to the presentation in the current year.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

	June 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government-sponsored agencies	$1,000,000	$0	($19,700)	$980,300
U.S. Government-sponsored agency MBS	1,258,655	43,374	0	1,302,029
State and local governments	3,544,476	93,614	(8,049)	3,630,041
Residential mortgage-backed securities	23,532,870	28,074	(4,150,860)	19,410,084
	$29,336,001	$165,062	($4,178,609)	$25,322,454

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government-sponsored agencies	$6,966,774	$57,328	$0	$7,024,102
U.S. Government-sponsored agency MBS	2,290,478	72,675	0	2,363,153
State and local governments	5,462,889	100,131	(9,195)	5,553,825
Residential mortgage-backed securities	24,506,090	147,359	(2,826,505)	21,826,945
	$39,226,231	$377,493	($2,835,700)	$36,768,025

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	June 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$34,709,578	$1,479,626	($544,531)	$35,644,673

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$36,262,650	$1,433,422	($333,044)	$37,363,028

The amortized cost and estimated fair values of securities at June 30, 2009, by maturity were as follows:

Amounts Maturing	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$956,946	$959,835	$3,541,716	$3,614,937
From one through five years	21,096,432	19,755,369	7,083,684	7,517,881
From five through ten years	4,676,359	3,037,640	13,676,974	14,288,316
After ten years	2,606,264	1,569,610	10,407,204	10,223,539
	$29,336,001	$25,322,454	$34,709,578	$35,644,673

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments' securities are allocated according to their put date. Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

At June 30, 2009, twenty seven debt securities have unrealized losses with aggregate depreciation of 17.4% from DSB's amortized cost basis. Information pertaining to securities with gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

June 30, 2009	Less Than Twelve Months		Over Twelve Months	
Securities Available for Sale	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. Government-sponsored agencies	$19,700	$980,300	$0	$0
U.S. Government-sponsored agency MBS	0	0	0	0
State and local governments	0	0	8,049	686,280
Residential mortgage-backed securities	2,711,966	10,636,955	1,438,894	6,250,888
Total securities available for sale	$2,731,666	$11,617,255	$1,446,943	$6,937,168
Securities Held to Maturity				
State and local governments	$178,723	$2,588,180	$365,808	$1,207,763
Total securities held to maturity	$178,723	$2,588,180	$365,808	$1,207,763

December 31, 2008	Less Than Twelve Months		Over Twelve Months	
Securities Available for Sale	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. Government-sponsored agencies	$0	$0	$0	$0
U.S. Government-sponsored agency MBS	0	0	0	0
State and local governments	9,195	783,760	0	0
Residential mortgage-backed securities	2,826,505	12,383,497	0	0
Total securities available for sale	$2,835,700	$13,167,257	$0	$0
Securities Held to Maturity				
State and local governments	$333,044	$4,034,765	$0	$0
Total securities held to maturity	$333,044	$4,034,765	$0	$0

Two corporate-issued residential mortgage-backed securities, previously rated AAA by Standard & Poor's (S&P) and Moody's were downgraded late in the first quarter by Moody's to Caa1 and to BB by S&P during the second quarter. These securities, along with one other corporate-issued residential mortgage-backed security in the portfolio currently rated Aa2 by Moody's, are supported by non-traditional loan types, specifically option adjustable rate mortgages (ARMs), that were originated in 2005 and 2006. The option ARMs include negative amortization features and 40-year amortization schedules. During the second quarter, a third corporate-issued residential mortgage-backed security secured by traditional loan types was downgraded by Moody's from AAA to B3. All securities with unrealized losses were assessed to determine if the impairment was other-than-temporary. Factors that were evaluated included the mortgage loan types supporting the securities, delinquency and foreclosure rates, credit support, weighted average loan-to-value, and year of origination, among others.

An analysis by a third party was performed on the three residential mortgage-backed securities secured by non-traditional loan types along with the security that was downgraded during the second quarter in order to determine whether they are other-than temporarily impaired (OTTI). The purpose of the third party evaluation was to determine if the present value of the expected cash flows was less than the amortized costs, thereby resulting in credit loss, in accordance with the adoption of FSP 115-2 which is discussed below in Note 4 – New Accounting Pronouncements. The third party determined an estimated fair value for each security based on discounted cash flow analyses. The estimates were based on the following key valuation assumptions – collateral cash flows, prepayment assumptions, default rates, loss severity, liquidation lag, bond waterfall and internal rate of return. Since there is currently no active secondary market for these types of securities due to the non-traditional loan types these valuations are considered Level 3 inputs as defined below in Note 5 – Fair Value Measurement.

The two securities that were downgraded during first quarter were found to have credit losses since a portion of the unrealized losses is due to an expected cash flow shortfall based on an analysis as of March 31, 2009. As such, these securities were determined to be other-than-temporarily impaired. DBI does not intend to sell the investments and it is not more likely than not that DBI will be required to sell the securities before the anticipated recovery of their remaining amortized cost bases, which may be maturity. The total credit loss that was recognized in earnings as of March 31, 2009 for these securities was $312,716. Based on the June 30, 2009 analysis, no additional credit loss was recognized during the second quarter. The analysis on the other two securities did not reveal any credit loss nor were the securities found to be OTTI. Unrealized losses on the four securities analyzed by the third party were recognized through accumulated other comprehensive loss on the balance sheet, net of tax in the amount of $2,005,087.

The unrealized losses on the remainder of the residential mortgage-backed securities were due to the distressed and illiquid markets for collateralized mortgage obligations. The securities are investments in senior tranches with adequate credit support from subordinate tranches, are supported by traditional mortgage loans that originated between 2002 and 2005, have low delinquency and foreclosure rates, and reasonable loan-to-value ratios. DBI does not consider these investments to be OTTI at June 30, 2009.

Changes in credit losses recognized for securities with OTTI were as follows:

	June 30, 2009
Credit losses recognized in earnings, beginning of period	($312,716)
Credit losses for OTTI not previously recognized	0
Credit losses recognized in earnings, end of period	($312,716)

NOTE 3 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	June 30, 2009	December 31, 2008
Real Estate:		
Residential	$88,811,497	$93,693,315
Commercial	53,196,987	53,828,373
Agricultural	50,924,790	47,404,536
Construction	17,909,257	20,199,581
	$210,842,531	$215,125,805
Commercial	$33,412,756	$34,172,393
Agricultural	42,300,553	41,249,432
Consumer and other	11,507,827	10,233,808
TOTAL	$298,063,667	$300,781,438

Nonaccrual loans totaled $13,771,218 and $15,518,779 at June 30, 2009 and December 31, 2008, respectively. Information concerning DBI's investment in impaired loans is as follows:

	June 30, 2009	December 31, 2008
Impaired loans with a related allowance	12,280,559	11,491,812
Impaired loans without a related allowance	3,937,758	3,379,252
Total investment in impaired loans	$16,218,317	$14,871,064
Related allowance	(3,812,432)	(3,227,661)

Changes in the allowance for loan losses were as follows:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2009	2008	2008
Balance, beginning of period	$6,355,857	$5,870,512	$5,870,512
Provision charged to operations	2,535,000	325,000	1,000,000
Recoveries	91,572	438,521	487,369
Charge-offs	(2,376,214)	(291,495)	(1,002,024)
Balance, end of period	$6,606,215	$6,342,538	$6,355,857

NOTE 4 – NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. The primary purpose of this statement is to require ownership interests in subsidiaries held by parties other than the parent (minority interests) to be presented in the consolidated within equity, but separate from the parent's equity. It also required consolidated net income attributable to the parent and to the minority interest to be clearly presented on the face of the consolidated statement of income. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*. This statement establishes principles and requirements for the acquirer in a business combination to recognize and measure identifiable assets acquired and liabilities assumed; to recognize and measure goodwill acquired or gain from a bargain purchase; and to determine what information to disclose in the financial statements. SFAS No. 141R is effective for business combinations for which the acquisition date determined in accordance with this Statement is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. On April 1, 2009, the FASB issued FSP 141(R)-1 that amends and clarifies FASB No. 141 (revised April 2007), Business Combinations, to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosures of assets and liabilities arising from contingencies in a business combination. Adoption of this statement did not have a significant effect on DBI's financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) 107-1, *Interim Disclosures about Fair Value Instruments*. This FSP amends FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments,* to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Early adoption of this FSP is only allowed if early adoption of FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,* and FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments* is elected. The early adoption of FSP FAS 107-1 as of March 31, 2009 had no significant effect on DBI's financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments.* This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. Under this FSP, if the determination is made that there is other-than-temporary impairment and the determination is made that a credit loss exists but the entity does not intend to sell the debt security and it is not more likely than not that the entity will be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis, the presentation and amount of the other-than-temporary impairment recognized in the statement of earnings is changed. Only the portion related to the credit loss is recognized in the statement of earnings and the impairment related to all other factors is recognized in other comprehensive income. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. If early adoption of either FSP FAS 157-4 or FSP FAS 107-1 is elected, this FSP must also be adopted early.

DBI elected to early adopt FSP FAS 115-2 and FAS 124-2 and this adoption had a significant effect on the financial statements. If early adoption had not been elected, the unrealized losses on two securities determined to be OTTI would have been recognized entirely through the income statement. Refer to Note 2 – Investment Securities above for additional information on the unrealized losses related to the two securities with OTTI.

In April 2009, the FASB issued FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Indentifying Transactions That Are Not Orderly.* This FSP relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement – to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formally active market has become inactive and in determining fair values when markets have become inactive. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. If early adoption of either FSP FAS 115-2 and FAS 124-2 or FSP FAS 107-1 is elected, this FSP is required to also be adopted early. DBI elected to early adopt FSP FAS 157-4 and this adoption had a significant effect on the financial statements. Evaluation of the market conditions for securities backed by non-traditional loan products was deemed to be inactive and additional cash flow analysis was necessary to determine if there was OTTI related to the securities with this type of collateral. Two securities were deemed to be OTTI and as such, there was an impact on the income statement. Refer to Note 2 – Investment Securities above for additional information on these securities and the impact to the income statement.

On May 28, 2009 the FASB announced the issuance of SFAS 165, *Subsequent Events.* SFAS 165 should not result in significant changes in the subsequent events that an entity reports. Rather, SFAS 165 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained. This SFAS is effective for interim and annual financial statements issued after June 15, 2009. The adoption of this SFAS did not have a significant effect on DBI's financial statements.

On June 12, 2009 the FASB issued two statements that amended the guidance for off-balance-sheet accounting of financial instruments: SFAS No. 166, *Accounting for Transfers of Financial Assets* and SFAS No. 167, *Amendments to FASB Interpretation No. 46(R).* SFAS No. 166 revises SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* and will require entities to provide more information about sales and securitized financial assets and similar transactions, particularly if the seller retains some risk to the assets. The statement eliminates the concept of a qualifying special-purpose entity, changes the requirement for de-recognition of financial assets, and calls upon sellers of the assets to make additional disclosures about them. SFAS No. 167 amends FASB Interpretation No. (FIN) 46(R), *Consolidation of Variable Interest Entities,* by altering how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity's purpose and design and the parent company's ability to direct the entity's actions.

SFAS No. 166 & SFAS No. 167 will be effective the first annual reporting period that begins after November 15, 2009, for interim reporting periods within that first annual reporting period and for interim and annual reporting periods thereafter. These standards are not expected to have a significant impact on DBI's financial statements.

The FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,* on June 29, 2009 and, in doing so, authorized the Codification as the sole source for authoritative U.S. GAAP. SFAS No. 168 replaces SFAS No. 162 to establish a new hierarchy of GAAP sources for non-governmental entities under the FASB Accounting Standards Codification. SFAS No. 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009. Once effective, it will supersede all accounting standards in U.S. GAAP, aside from those issued by the Securities and Exchange Commission. This standard is not expected to have a significant effect on DBI's financial statements.

NOTE 5 – FAIR VALUE MEASUREMENT

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in a transaction between market participants on the measurement date. Some assets and liabilities are measured on a recurring basis while others are measured on a non-recurring basis, as required by U.S. generally accepted accounting principles. SFAS No. 157 also established a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. The three levels of inputs defined in the standard that may be used to measure fair value are as follows:

Level 1: Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that are supported by little, if any, market activity. These unobservable inputs reflect estimates that market participants would use in pricing the asset or liability.

DBI used the following methods and significant assumptions to estimate fair value.

Cash, Cash Equivalents, and Federal Funds Sold: For cash, cash equivalents and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. The fair value measurement of most of DBI's available-for-sale securities is currently determined by an independent provider using Level 2 inputs. The measurement is based upon quoted prices for similar assets, if available. If quoted prices are not available, fair values are measured using matrix pricing models, or other model based valuation techniques requiring observable inputs other than quoted prices such as yield curves, prepayment speed and default rates. Three of DBI's available-for-sale mortgage-backed securities (MBS) that are secured by non-traditional mortgage loans and one available-for-sale MBS secured by traditional mortgage loans that was downgraded during the second quarter were analyzed by a third party in order to determine an estimated fair value. The estimated fair values were based on discounted cash flow analyses and are considered Level 3 inputs.

Refer to Note 2 – Investment Securities above for additional detail on the assumptions used in determining the estimated fair values and additional disclosures regarding DBI's investment securities. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held for Sale: Mortgage loans held for sale are recorded at the lower of cost or market value. The fair value is based on a market commitment for the sale of the loan in the secondary market. These loans are typically sold within one week of funding. DBI classifies mortgage loans held for sale as nonrecurring Level 2 assets.

Impaired Loans: As defined below in the *Glossary of Loan Terms* section, a loan is considered to be impaired when, based on current information or events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impairment is measured based on the fair value of the underlying collateral. The collateral value is determined based on appraisals and other market valuations for similar assets. Under SFAS No. 157, the fair value of impaired loans is reported before selling costs of the related collateral, while SFAS No. 114 requires that impaired loans be reported on the balance sheet net of estimated selling costs. Therefore, significant estimated selling costs would result in the reported fair value of impaired loans being greater than the measurement value of impaired loans as maintained on the balance sheet. In most instances, selling costs were estimated for real estate-secured collateral and included broker commissions, legal and title transfer fees and closing costs. Impaired loans are classified as nonrecurring Level 2 assets.

Other Investments: For other investments, the carrying amount is a reasonable estimate of fair value.

Other Real Estate Owned: Real estate that DBI has taken control of in partial or full satisfaction of debt is currently valued at fair value. The fair value is determined by analyzing the collateral value of the real estate using appraisals and other market valuations for similar assets less any estimated selling costs. The value carried on the balance sheet for other real estate owned is the estimated fair value of the properties. Other real estate owned is classified as nonrecurring Level 2 assets.

Bank Owned Life Insurance: The carrying amount of bank owned life insurance approximates fair value.

Deposit Liabilities: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings: Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

Assets Recorded at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis, are summarized in the table below:

| | June 30, 2009 | | | |
| | Fair Value Measurements Using | | | |
Description	Level 1	Level 2	Level 3	Fair Value
Available-for-sale securities	$ -	$ 19,290,073	$ 6,032,381	$ 25,322,454

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the quarter ended June 30, 2009.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	Available-for-Sale Securities
Beginning balance, January 1, 2009	$ -
Total realized and unrealized losses:	
Included in earnings	(312,716)
Included in other comprehensive income	(1,841,875)
Purchases, issuances and settlements	(285,396)
Transfers in and/or out of Level 3	8,472,369
Ending balance, June 30, 2009	$ 6,032,381

Assets Recorded at Fair Value on a Nonrecurring Basis

Assets measured at fair value on a nonrecurring basis, are summarized in the following table:

| | June 30, 2009 | | | |
| | Fair Value Measurements Using | | | |
Description	Level 1	Level 2	Level 3	Fair Value
Loans held for sale	$ -	$ 927,104	$ -	$ 927,104
Other real estate owned	$ -	$ 571,945	$ -	$ 571,945
Impaired loans	$ -	$ 13,466,597	$ -	$ 13,466,597
Total Assets	$ -	$ 14,965,646	$ -	$ 14,965,646

The estimated fair values of the Company's financial instruments are as follows:

	June 30, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In thousands)				
Financial Assets				
Cash and federal funds sold	$11,687	$11,687	$20,445	$20,445
Investment securities	60,032	60,967	73,031	74,131
Loans, net of allowance for credit losses	291,457	295,121	294,426	299,781
Loans held for sale	927	927	-	-
Bank owned life insurance	6,421	6,421	6,286	6,286
Other investments, at cost	6,081	6,081	4,957	4,957
TOTAL	$376,605	$381,204	$399,145	$405,600
Financial Liabilities				
Deposits	$292,636	$294,000	$306,001	$307,306
Borrowings	50,183	51,031	53,265	54,788
TOTAL	$342,819	$345,031	$359,266	$362,094

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Denmark Bancshares, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Unaudited)

Financial Highlights

(In thousands, except per share data)	2nd Qtr 2009	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008	2nd Qtr 2008
Operating Results					
Interest income	$5,373	$5,562	$5,631	$5,935	$6,050
Interest expense	1,666	1,800	2,058	2,233	2,404
Net interest income	3,707	3,762	3,573	3,702	3,646
Provision for credit losses	1,535	1,000	450	225	175
Noninterest income	530	102	381	484	390
Noninterest expense	2,643	2,790	2,623	3,000	2,639
Net income	178	242	758	809	967
Per Share Data					
Net income per share	$1.50	$2.03	$6.36	$6.80	$8.12
Financial Condition (1)					
Total Loans (includes loans held for sale)	$298,991	$298,896	$300,781	$291,867	$289,718
Allowance for credit losses	6,606	6,276	6,356	6,367	6,343
Investment securities	60,032	69,932	73,031	71,664	71,567
Assets	396,661	399,023	414,072	393,365	401,144
Deposits	292,636	292,431	306,001	294,908	298,208
Other borrowed funds	50,183	53,631	53,265	43,362	47,432
Stockholders' equity	50,843	51,073	52,227	53,055	52,734
Financial Ratios					
Return on average equity	1.39%	1.84%	5.74%	6.09%	7.32%
Return on average assets	0.18%	0.24%	0.76%	0.82%	0.98%
Interest rate spread	3.58%	3.55%	3.33%	3.48%	3.40%
Average equity to average assets	12.88%	13.10%	13.27%	13.39%	13.40%
Allowance for credit losses to total loans (1)	2.22%	2.10%	2.11%	2.18%	2.20%
Non-performing loans to allowance for credit losses (1)	208%	236%	244%	123%	138%

(1) As of the period ending.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the appropriateness of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These statements speak of DBI's plans, goals, beliefs or expectations, refer to estimates or use similar terms. Forward looking statements can generally be identified because they contain words and phrases such as "may," "project," "are confident," "should," "predict," "believe," "plan," "expect," "estimate," "anticipate," and similar expressions. These forward looking statements are inherently uncertain and actual results may differ from Company expectations. The factors that, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, and (v) the factors set forth in Item 1A of DBI's Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report") which item is incorporated herein by reference, as well as other risks identified in this Report. When reviewing forward looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that the loan be categorized as impaired when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an appropriate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans, above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is appropriate as of June 30, 2009.

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating – Risk rating, which is also sometimes referred to as loan grade, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or the value of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize prospects for liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Results of Operations

Net income for the quarter ended June 30, 2009, was $177,689, a decrease of $789,741 or 81.6%, compared to $967,430 for the corresponding period in 2008. This decrease was primarily the result of a $1,360,000 increase in the provision for loan losses. These items were partially offset by an increase in income tax benefit of $372,216 and an increase in net interest income of $61,252.

Net interest income for the quarter ended June 30, 2009 was $3,707,209 an increase of 1.9%, compared to $3,645,957 recorded for the corresponding period of the prior year. The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

	Increase (Decrease) Due to Change In		
	Average Balance	Average Rate	Total Change
Interest income	$154,527	($831,373)	($676,846)
Interest expense	49,510	(787,608)	(738,098)
Net interest income	$105,017	($43,765)	$61,252

This increase in net interest income is attributable to an increase in net interest spread due to a reduction in the cost of funds, partially offset by a decline in the yield on earning assets. The average net interest rate spread increased 18 basis points from 3.40% during the second quarter of 2008 to 3.58% during the quarter ended June 30, 2009. DBI's average cost of funds was 2.12% during the most recent quarter, a decrease of 100 basis points compared to 3.12% for the quarter ended June 30, 2008. The yield on earning assets was 6.52% during the second quarter of 2008 compared to 5.70% during the quarter ended June 30, 2009, a decline of 82 basis points. The average balances of interest-earning assets increased by $5,561,640 while the volume of interest-bearing liabilities increased by $5,735,572 during the second quarter of 2009 over average balances for the second quarter of 2008.

For the second quarter of 2009 DBI's provision for credit losses was $1,535,000 as compared to $175,000 during the same period of 2008. Net charge-offs of $1,216,610 were recognized in the second quarter of 2009 compared to net charge-offs of $111,976 during the corresponding period in 2008. A charge-off of $1 million was taken against a construction real estate loan relationship that was placed on non-accrual status as of December 31, 2008. The allowance for loan losses included a specific allocation for this credit that covered the charge-off. An additional $300,000 provision was taken for this credit during the second quarter.

Noninterest income for the three months ended June 30, 2009, was $530,099, an increase of $140,091 or 36% compared to $390,008 during the corresponding period in 2008. The increase is primarily attributable to an increase in loan sale gains of $92,841 in the second quarter of 2009 over the same period in 2008. The increase in gains on the sale of loans was due to an increase in loans sold on the secondary market from $1.3 million in the second quarter of 2008 to $10.1 million during the current period. In addition, overdraft fees and deposit account service charges recognized in the current period increased $45,002 when compared to the corresponding period in 2008. During the second quarter of 2009, four available-for-sale investment securities were sold resulting in gains of $38,444 being recognized during the period.

Noninterest expense for the three months ended June 30, 2009 remained relatively stable compared to the corresponding period in 2008 with an increase of only $3,300 or less than 1%. Increases in FDIC Insurance and expenses related to other real estate parcels were nearly offset by declines in salaries and employee benefits along with occupancy expense.

While a significant increase in the FDIC insurance assessment was anticipated for 2009, the actual increase was more than expected. During 2008, the premium was 7 basis points of deposits and this was expected to increase to 14 basis points for 2009. Late in the first quarter of 2009, the FDIC announced further increases to the insurance premium given the costs that the recent bank failures have had on the insurance fund. The new assessment rate will result in a premium for DBI of an estimated 16 basis points. In May 2009, the FDIC announced that a special assessment of 5 basis points based on assets minus Tier 1 capital would be collected for June 30, 2009 on September 30, 2009. The FDIC also reserved the right to assess additional special assessments during the 3rd and 4th quarters of 2009 if the reserve ratio is estimated to fall at a rate that will adversely affect public confidence or be close to zero. This rescinds the announcement also made late in the first quarter of 2009 that a special assessment of 20 basis points will be collected for June 30, 2009 on September 30, 2009 and that the FDIC reserved the right to assess an additional 10 basis points premium during any future quarter. As a result of the announcement in May, the special assessment which was originally estimated to be $580,000 is now estimated to be $165,000. For the second quarter of 2009, the increase in the FDIC insurance premium resulted in $85,000 higher expense than that recorded in the same period for 2008.

Expenses related to other real estate parcels rose by $63,837 or 74.3% during the second quarter of 2009 as compared to the corresponding period in 2008. This increase is primarily due to an increased accrual for delinquent real estate taxes attributed to a large problem construction real estate loan relationship as well as $16,123 additional net losses recognized in the current period of 2009 on the sale of 10 properties.

Salaries and employee benefits declined by $136,674 or 8.4% when comparing the quarter ended June 30, 2009 to the same period one year prior. This decline is due to a decline in full-time equivalent employees from 95 as of June 30, 2008 to 93 as of June 30, 2009 as well as the elimination of a bonus accrual for 2009.

Occupancy expenses during 2009 were $50,828 or 16.1% lower in the second quarter of 2009 due primarily to two factors; reduced depreciation expense and lower maintenance expenses for buildings. When comparing second quarter 2009 with the same period in 2008, depreciation expense fell $27,890 or 16.6% to $140,142 and maintenance costs for buildings declined by $12,715 or 37.2% to $34,208.

For the three months ended June 30, 2009 and 2008, DBI recorded combined federal and state income tax benefits of $118,313 and provisions of $253,903, respectively. These benefits and provisions reflect effective income tax rates of negative 199% in 2009 and 21% in 2008. DBI's combined statutory tax rate is 39%. The lower effective income tax rates are primarily attributable to certain federally tax exempt interest earned on state and local government investment securities.

Financial Condition

Total assets decreased by $17.4 million between December 31, 2008, and June 30, 2009. Cash, cash equivalents and fed funds sold declined by $3.8 million since December 31, 2008. Investment securities decreased $13 million during the first half of 2009 due to $6.1 million in calls, sales of $3.2 million, regular pay-downs, a reduction in the fair value of available-for-sale securities and the OTTI write-off of $312,716 taken in the first quarter of 2009. Loan volume was $2.7 million lower at June 30, 2009 when compared to year-end 2008 balances although average balances of loans for the quarter ended June 30, 2009 were $6.5 million higher than the average balances for the quarter ended December 31, 2008.

Management's Discussion and Analysis

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:

(In thousands)	June 30, 2009 Amount	%	December 31, 2008 Amount	%
Real Estate:				
Residential	$88,812	29.8%	$93,693	31.1%
Commercial	53,197	17.8%	53,828	17.9%
Agricultural	50,925	17.1%	47,405	15.8%
Construction	17,909	6.0%	20,200	6.7%
	$210,843	70.7%	$215,126	71.5%
Commercial	33,413	11.2%	34,172	11.4%
Agricultural	42,300	14.2%	41,249	13.7%
Consumer and other	11,508	3.9%	10,234	3.4%
TOTAL	$298,064	100.0%	$300,781	100.0%

During the first six months of 2009, residential real estate loans fell by $4.9 million or 5% while construction loans declined by $2.3 million, or 11.3%. These declines in real estate loans were partially offset by an increase in agricultural-related real estate loans of $3.5 million or 7.4% during the same period. During the first half of 2009, $3 million of existing residential mortgage loans were refinanced and sold to the secondary market. Management attributes the declines in the construction loan portfolio to tighter underwriting standards, aggressive collection efforts and a soft local economy. Consumer and other loans increased $1.3 million or 12.5% and agricultural loans not secured by real estate increased by $1.1 million, or 2.6%, during the same period.

The allowance for credit losses increased approximately $250,000 during the six months ended June 30, 2009. Provisions of $2,535,000 were added to the allowance during the quarter and were partially offset by net charge offs of $2.3 million. The allowance equals 2.22% of total loans at June 30, 2009 compared to 2.11% at December 31, 2008. Nonaccrual loans totaled $13.8 million at June 30, 2009, a decrease of $1.7 million compared to December 31, 2008. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 5.15% at June 30, 2009, compared to 5.87% at year-end 2008. As of June 30, 2009, management has identified $39.4 million of potential problem loans compared to $28.5 million at year-end 2008. Loan quality continues to be a concern and improving the portfolio is the primary focus for management. DBI has no accruing loans that are past due 90 days or more. The following table sets forth certain data concerning nonaccrual loans, past due accruing loans, restructured loans and other real estate (property acquired through foreclosure or in satisfaction of loans):

(In thousands)	June 30, 2009 Amount	% of Total Loans	December 31, 2008 Amount	% of Total Loans
Nonaccrual Loans (1)	$13,771	4.6%	$15,519	5.2%
Restructured Accruing Loans	2,780	0.9%	1,410	0.5%
Accruing Loans Past Due 90 Days or More	0	0.0%	0	0.0%
Total	$16,551	5.6%	$16,929	5.6%
Other Real Estate	$572		$868	

    (1)   Includes restructured loans of $499,717 and $1,084,153 as of June 30, 2009 and December 31, 2008, respectively.

Non-interest bearing deposits decreased by $8.8 million, or 22.1%, during the first six months of 2009. Management attributes this decline to a seasonal fluctuation.

Interest-bearing deposits decreased by $4.6 million between December 31, 2008 and June 30, 2009. Money market accounts declined $5 million, or 5.2%, during this period. Interest bearing deposits consisted of the following:

	6/30/2009	12/31/2008
NOW accounts	$17,017,830	$17,840,352
Savings accounts	17,687,412	16,675,198
Money market accounts	91,184,391	96,164,712
Certificates of deposit	135,755,034	135,514,899
TOTAL	$261,644,667	$266,195,161

Short-term borrowings decreased $4.1 million or 18.2% as of June 30, 2009 when compared to the prior year-end while long-term borrowings increased $1 million during the same period.

Stockholders' equity decreased by $1.4 million to $50.8 million as of June 30, 2009 driven by the increase in the unrealized losses on securities, net of tax, recognized in other comprehensive loss along with the dividend payable. As of June 30, 2009 DBI's leverage ratio was 13.2%, its risk-based core capital ratio was 16.7% and its risk-based total capital ratio was 17.9%. DBI and DSB continue to maintain capital levels well above the regulatory minimum levels.

Liquidity

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet its needs. DBI maintains liquid assets and established lines of credit to meet its liquidity needs. DBI's Board of Directors annually approves a Consolidated Contingent Liquidity Plan which reviews the sources and uses of liquidity for DBI, DSB and DACC. Cash and cash equivalents total over $16 million despite decreasing by $3.8 million, or 18.4% during the first six months of 2009. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows.

In addition to on-balance sheet sources of funds, DBI also has off-balance sheet sources available to meet liquidity needs. Specifically, DBI has unused lines of credit of $49.7 million as of June 30, 2009. This includes a $20 million line of credit with the Federal Reserve Bank that was established in 1999. DSB has not borrowed on this line. In addition, DBI has $64.9 million of eligible loans and securities that could be pledged to increase its available credit. DSB is also eligible to participate in the Federal Reserve's Term Auction Facility ("TAF"). The TAF was established in 2007 to help provide liquidity for qualifying depository institutions. Management believes DBI's liquidity position as of June 30, 2009 is adequate under current economic conditions.

Off-Balance Sheet Arrangements

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk. The following table sets forth DBI's commitments to extend credit and standby letters of credit:

(In thousands)	Contract or Notional Amount June 30, 2009	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$34,601	$28,916
Standby letters of credit and financial guarantees written	1,298	1,298

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
DBI's primary market risk position has not materially changed from that disclosed in DBI's 2008 Form 10-K Annual Report.

Item 4. Controls and Procedures
As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended, DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management believes that DBI's disclosure controls and procedures are effective as of the end of the period covered by this report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no significant changes in DBI's internal controls over financial reporting or in other factors that have significantly affected these controls during the fiscal quarter covered by this report, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part II. Other Information

Item 1A. Risk Factors

In addition to the risk factor detailed below, a discussion of the risks that may affect DBI's business can be found at Item 1A – Risk Factors of DBI's Annual Report on Form 10-K for the year ended December 31, 2008.

DBI May Be Adversely Affected by Current Economic and Market Conditions

The national and global economic downturn has recently resulted in unprecedented levels of financial market volatility which may depress overall the market value of financial institutions, limit access to capital, or have a material adverse effect on the financial condition or results of operations of banking companies in general and DBI in particular. In addition, the possible duration and severity of the adverse economic cycle is unknown and may exacerbate DBI's exposure to credit risk. The United States Department of the Treasury and the Federal Deposit Insurance Corporation have instituted programs to address economic stabilization, yet the efficacy of these programs in stabilizing the economy and the banking system in general are uncertain. Details as to DBI's participation, if any, in such programs and their subsequent impact on DBI also remain uncertain.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

During the quarter ended June 30, 2009, DBI did not sell any equity securities which were not registered under the Securities Act of 1933, as amended, or repurchase any of its equity securities.

The Federal Reserve Board ("the Board") has adopted regulations that deal with the measure of capitalization for bank holding companies. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations.   DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

Item 4. Submission of Matters to a Vote of Security Holders

(a) The Company held its Annual Meeting of Shareholders on April 28, 2009.

(b) Directors elected at the Annual Meeting were Janet L. Bonkowski and Thomas F. Wall. Directors whose term of office continued after the meeting were Terese M. Deprey, Diane L. Roundy, Thomas N. Hartman, Allen M. Peters, Michael L. Heim and Kenneth A. Larsen, Sr.

(c) The matters voted upon and the results of the voting were as follows:

(1) The Shareholders elected the following nominees to the Board of Directors to serve a three year term expiring in 2012:

Nominees	For	Withheld
Janet L. Bonkowski	87,999	1,212
Thomas F. Wall	84,731	4,480

(2) The ratification of the appointment of Wipfli LLP as independent public accountants for the year ending December 31, 2009.

For	Against	Abstain
88,486	23	702

Item 6. Exhibits

(a) Exhibits:

10.1 Executive Deferred Compensation Agreement with Carl T. Laveck (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated February 12, 2009).

31.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DENMARK BANCSHARES, INC.

/s/ John P. Olsen

Date: August 7, 2009

John P. Olsen,
President and CEO

/s/ Dennis J. Heim

Date: August 7, 2009

Dennis J. Heim
Vice President, CFO and Treasurer,

DENMARK BANCSHARES, INC.
EXHIBIT 31.1
CERTIFICATIONS

I, John P. Olsen, President of Denmark Bancshares, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John P. Olsen

Date: August 7, 2009

John P. Olsen,

CEO and President

DENMARK BANCSHARES, INC.
EXHIBIT 31.2
CERTIFICATIONS

I, Dennis J. Heim, Vice President and Treasurer of Denmark Bancshares, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Dennis J. Heim

Date: August 7, 2009

Dennis J. Heim
Vice President, CFO and Treasurer

DENMARK BANCSHARES, INC.

EXHIBIT 32.1

CERTIFICATIONS

**Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section1350**

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Denmark Bancshares, Inc. ("DBI"), hereby certify, based on our knowledge, that the Quarterly Report on Form 10-Q of DBI for the quarter ended June 30, 2009, (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DBI.

/s/ John P. Olsen
John P. Olsen,
President and CEO

/s/ Dennis J. Heim
Dennis J. Heim
Vice President, CFO and Treasurer

Date: August 7, 2009